Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK
The following summary of certain material provisions of Magnolia Oil & Gas Corporation’s (“we,” “us” and “our”) common stock (as defined below) and preferred stock does not purport to be complete and is subject to and qualified by reference to our second amended and restated certificate of incorporation (our “Second Amended and Restated Charter”), and our bylaws (our “Bylaws”). The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (“DGCL”).
Our Second Amended and Restated Charter authorizes the issuance of 1,300,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 225,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” and, together with the Class A Common Stock, “common stock”), and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).
Class A Common Stock
Holders of Class A Common Stock vote together as a single class with holders of Class B Common Stock on all matters properly submitted to a vote of the holders of our common stock. Unless specified in our Second Amended and Restated Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the shares of common stock that are voted is required to approve any such matter voted on by our stockholders (other than the election of directors). Directors are elected by a plurality of the votes cast by holders of our common stock at meetings held for the election of directors. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Class A Common Stock shall be entitled to receive such dividends and other distributions when, as and if declared thereon by our board of directors from time to time out of any of our assets or funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
In the event of our liquidation, dissolution or winding up, holders of our Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for our Preferred Stock, if any. Holders of our Class A Common Stock have no preferences or rights of conversion, exchange, preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A Common Stock.
Class B Common Stock
Holders of Class B Common Stock vote together as a single class with holders of Class A Common Stock on all matters properly submitted to a vote of the stockholders. Dividends and other distributions will not be declared or paid on Class B Common Stock unless (i) the dividend consists of shares of Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of Class B Common Stock and (ii) a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A Common Stock on equivalent terms is simultaneously paid to the holders of Class A Common Stock. If dividends are declared on Class B Common Stock that are payable in shares of Class B Common Stock, or securities convertible or exercisable into or exchangeable or redeemable for Class B Common Stock, the dividends payable to the holders of Class B Common Stock will be paid only in shares of Class B Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class B Common Stock), and such dividends will be paid in the same number of shares (or fraction thereof) on a per share basis of the Class B Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for the same number of shares (or fraction thereof) on a per share basis of the Class B Common Stock). Holders of Class B Common Stock are not be entitled to receive any of our assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs.
The holders of Class B Common Stock generally have the right to cause Magnolia Oil & Gas Parent LLC (“Magnolia LLC”) to redeem all or a portion of their units representing limited liability company interests in Magnolia LLC (“Magnolia LLC Units”) in exchange for shares of Class A Common Stock or, at Magnolia LLC’s option, a cash payment equal to the product of (A) the number of shares of Class A Common stock that would have been received in the redemption if the cash payment election had not been made and (B) the average of the volume-weighted closing price of one share of Class A Common Stock for the 10 trading days prior to the date the applicable holder of the Class B Common Stock delivers a notice of redemption for each Magnolia LLC Unit redeemed. Upon the future redemption or exchange of Magnolia LLC Units held by any holder of Class B Common Stock, a corresponding number of shares of Class B Common Stock held by such holder of Class B Common Stock will be cancelled.
Holders of our Class B Common Stock have no preferences or rights of conversion, exchange, preemptive or other subscription rights. There are no sinking fund provisions applicable to our Class B Common Stock.
Preferred Stock
The Second Amended and Restated Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the company or the removal of existing management.
Certain Anti-Takeover Provisions of Delaware Law
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our authorized but unissued common stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Written Consent by Stockholders
Except as may be otherwise provided for or fixed pursuant to the Second Amended and Restated Charter (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by our stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
Special Meeting of Stockholders
Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.
Exclusive Forum
The Second Amended and Restated Charter provides that a stockholder bringing a claim subject to Article X of the Second Amended and Restated Charter will be required to bring that claim in the Court of Chancery of the State of Delaware, subject to the Court of Chancery having personal jurisdiction over the defendants.